EXHIBIT (12)


    COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
    EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK
                     DIVIDEND REQUIREMENTS


                                                      Twelve
                                                   Months Ended
                                                   June 30, 1996
Income before provision for income taxes and         $43,595,990
fixed charges (Note A)

Fixed charges:
Interest on first mortgage bonds                     $13,919,058
Amortization of debt discount and expense less           864,733
premium
Interest on short-term debt                              372,139
Other interest                                           277,850
Rental expense representative of an interest             124,133
factor (Note B)

Total fixed charges                                   15,557,913

Preferred stock dividend requirements:
Preferred stock dividend requirements not              2,338,304
deductible for tax purposes
Ratio of income before provision for incomes               1.558
taxes to net income

Nondeductible dividend requirements                    3,643,078
Deductible dividends                                      78,036

Total preferred stock dividend requirements            3,721,114

Total combined fixed charges and preferred stock     $19,279,027
dividend requirements

Ratio of earnings to fixed charges                          2.80

Ratio of earnings to combined fixed charges and             2.26
preferred stock dividend requirements

<FOOTNOTE>
NOTE A: For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes and by the sum of fixed charges as shown above.

NOTE B: One-third of rental expense (which approximates the interest factor).